NOTE 6 - ACQUISITION

On August 31, 2009, the fund acquired substantially all of the assets of the T. Rowe Price Tax-Efficient Balanced Fund
(the acquired fund), pursuant to the Agreement and Plan of Reorganization dated June 23, 2009, and approved by shareholders of the acquired fund on August 21, 2009. Despite the difference in tax efficiency, the acquisition with the substantially larger fund significantly lowered the acquired fund's expense ratio while maintaining a balanced portfolio of stocks and bonds. The acquisition was accomplished by a tax-free exchange of 1,866,789 shares of the fund (with a value of $30,989,000) for all 2,445,504 shares of the acquired fund outstanding on August 28, 2009, with the same value. The net assets of the acquired fund at that date included $3,228,000 of unrealized appreciation and $539,000 of net realized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future. Assets of the acquired fund, including securities of $23,704,000, cash of $96,000, and receivables and other assets of
$7,250,000, were combined with those of the fund, resulting in aggregate net assets of $2,473,005,000 immediately after the acquisition.

Proforma results of operations of the combined entity for the entire year ended December 31, 2009, as though the acquisition had occurred as of the beginning of the year (rather than on the actual acquisition date), are as follows:

($000s)

Net investment income	$59,649
Net realized gain (loss)	(129,375)
Change in net unrealized gain (loss)	645,098
Increase (decrease) in net assets from operations	$575,372

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the acquired fund that have been included in the fund’s accompanying Statement of Operations since August 31, 2009.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive
Materials filed on July 1, 2009.